

April 2, 2015

Via E-mail
D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

> **Re: CNA Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-05823**

Dear Mr. Mense:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements

Note D. Fair Value, page 79

1. ASC 820 requires fair value disclosures by class of assets and liabilities. The guidance states that fair value measurements will often require greater disaggregation than the line items in the balance sheet. Further, a reporting entity should determine classes based upon the nature, characteristics and risk of the assets and liabilities and by consideration of the level of disaggregated information required under other Topics. Please tell us how your disclosure of the valuation techniques and the inputs used for fair value measurement for your level 2 fixed maturity securities complies with ASC 820-10-50-2bbb. It would appear that, at a minimum, the fixed maturity categories used within the tables on page 74 represent separate classes. Also, your disclosure does not appear to describe the specific valuation techniques used or correlate the inputs disclosed to the

different fixed maturity categories. Rather, you state that fair values are determined using "methodologies that model information generated by market transactions" and "discounted cash flow methodologies" and disclose the common inputs used in the aggregate. Please provide us, for each class of level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement.

Note F. Claim and Claim Adjustment Expense Reserve
Asbestos and environmental pollution reserves, page 98

2. You disclose that the fourth quarter 2014 A&EP reserve review was not completed and that additional information and analysis on inuring third-party reinsurance recoveries are needed to finalize the review. Further, the Company expects to complete the review in the first half of 2015. Please tell us why the review was not completed and the status of the review as of a current date. Tell us if and how you estimated the impact of this uncertainty on your 2014 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant